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Telecom Corporation of New Zealand Limited
telecom @ jervois quay,
68-86 Jervois Quay,
PO Box 570, Wellington                                            [LOGO] Telecom
Phone: 64-4-498 9333
Fax: 64-4-499 5518

RODERICK S. DEANE
Chairman

11 September 2002

Theresa Gattung
Chief Executive Officer
Telecom New Zealand Ltd

Dear Theresa

                       TELECOM SHARE OPTION SCHEME: GRANT

In accordance with the conditions of your employment, Telecom Corporation of New Zealand Limited ("Telecom") has granted you share options under its Share Option Scheme (the "Scheme").

Scheme Objectives

The Scheme is designed to drive longer-term performance and alignment between individuals and shareholders. The Scheme's purpose is to promote the growth of shareholder value.

I enclose a copy of the Scheme document for your information. Terms used in this letter have the meaning given to them in the Scheme.

Number

For this financial year Telecom has granted you the number of share options noted in the attached options certificate (which forms part of this letter) on the terms set out in the Scheme.

Dates

The Commencement Date concerning your share options is 1 September 2002 and you will participate in the Scheme (with respect to those options) with effect from that date. It is important to note that the share options granted have differing Exercise Dates and these are detailed in the options certificate.

The Option Lapse Date falls immediately after 6 years from and including the Commencement Date.

Exercise Price

Under the Scheme, the price for which the share options may be exercised is equal to the average daily closing price of Shares on the New Zealand Stock Exchange for the month immediately preceding the Commencement Date (subject to certain possible adjustments). The Exercise Price on this occasion is stated in your share options certificate.

Time for exercise and payment

You may exercise share options during the period from the Exercise Date to the day before the Option Lapse Date for those options (subject to certain constraints). The aggregate Exercise Price must be paid on exercise. Options not exercised with payment of the aggregate Exercise Price before the Option Lapse Date will lapse.

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Effect of Grant

You may reject the Grant by giving notice to Telecom's Human
Resources/Compensation Committee (c/- the Company Secretary), within 40 Business Days after the date of this letter.

In retaining the Grant, you acknowledge that:

..    the terms of the Scheme are binding; and

..    participation in the Scheme does not affect the terms of your Employment.
     In no event will Telecom be deemed, by making the Grant, to have represented that your Employment will continue until and/or beyond the Exercise Date.

Key Documents

This letter (including the attached options certificate) and the attached document entitled Telecom Share Option Scheme govern your participation in the Scheme.

In addition, an investment statement dated 2 September 2002 summarises comprehensively the terms of the grant. A copy of this document is also attached. You will receive a further copy of the investment statement if it is amended before the Exercise Date.

You may also request a copy of the registered prospectus concerning the Shares.

Future Allocations

You should note that share option allocations are made at the discretion of the Company, and that the offer of options in one year does not imply further offers will be made in future years.

Taxation

I would like to take this opportunity to inform you that advice received indicates that, when the options are exercised, a taxable benefit will arise to you. The taxable benefit is calculated as the difference between the market value of the shares on acquisition and the consideration paid. The benefit is taxable in the year the options are exercised and the shares acquired. Gains on the eventual sale of the shares will not be taxable to you as monetary remuneration unless the shares are held on revenue account (i.e. you are in the business of dealing in shares)

The above advice is of a general nature only and you are urged to seek your own additional advice for specific implications regarding your individual circumstances.

Yours sincerely


/s/ Roderick Deane
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                           TELECOM SHARE OPTION SCHEME

      This is to certify that: THERESA GATTUNG is the registered holder of
                                 356,226 Options

to subscribe for fully paid ordinary shares in TELECOM CORPORATION OF NEW ZEALAND LIMITED (the "Company"), issued pursuant and subject to the terms of the Company's constitution and the Telecom Share Option Scheme (the "Scheme").

The special rights and conditions attached to the Options described in this certificate are set out in the attached copy of the Scheme. Terms used in this certificate have the meaning given to them in the Scheme.

             Exercise Price            $4.94 (subject to Scheme)
             Commencement Date         1 September 2002

The 356,226 Options described in this certificate have the different Exercise Dates noted below:

                                                             Exercise Date
                                       Years from      (the next Business Day if     Option Lapse
Certificate No.   No. of Options   Commencement Date      not a Business Day)            Date
---------------   --------------   -----------------   -------------------------   ----------------
     4378             178,113              2               1 September 2004        1 September 2008
     4379             178,113              3               1 September 2005        1 September 2008

The Option Lapse Date means the first day after the expiration of 6 years from and including the Commencement Date.

Signed for, and on behalf of, TELECOM CORPORATION OF NEW ZEALAND LIMITED


/s/ Roderick Deane                                     /s/ Linda Cox
------------------                                     -----------------
Chairman                                               Company Secretary

This certificate must be surrendered on the exercise of part or all of the Options described in this certificate.
This certificate is evidence only of the holder's title in the Options described in this certificate.
Actual title is determined by reference to the Register of Option Holders.

                                                       -------------------------
                                                               LONG-TERM
                                                               INCENTIVE
                                                       -------------------------

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15 November 2002

Theresa Gattung
Chief Executive
Telecom New Zealand Limited
PO Box 570
WELLINGTON

Dear Theresa

REMUNERATION

Further to our discussions some time ago, this letter is just to confirm that for the current financial year the Board decided to increase your base remuneration by $100,000 to take it to an annual level of $850,000 with effect from 1 July 2002. In addition, your short term incentive payment which is currently at a target level of $525,000 will be increased by $75,000 to a total of $600,000. This will bring your total remuneration to a target level of $1,450,000. In addition, in order to continue to align your interests as Chief Executive with those of our shareholders, the Board is pleased to award you a long term incentive payment of options to a value equivalent to $300,000. The normal pricing and timing rules will apply to this allocation. However, the maximum number of options under this allocation will not exceed those still available under the existing shareholder approval. The options will be exercisable 50% after two years and 50% after three years, both sets with a life of six years.

Combining the three above elements gives a proposed ongoing total reward level of $1,750,000 per annum. I mention again that the allocation of the options is at the Board's discretion and is not part of the ongoing annual contractual remuneration.

In addition to the above adjustments, the Board proposes to grant a one off potential variable payment of $100,000 target to be paid after the end of the financial year to 30 June 2003, such payment to be at the Board's discretion judged upon the overall performance of the company in the current financial year 2002/2003.

This letter is to formalise the arrangements which we have already discussed and put in place.

Yours sincerely


/s/ Roderick Deane
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